daiei

RECEIVED

2007 OCT 16 A 10:22

07027196

082-00230

October 12, 2007

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on October 12, 2007, which includes the Company's business results for the six-month period ended August 31, 2007.

Yours faithfully,

Shinji Hikoe

Shinji Hikoe
Divisional Manager
Finance Division
The Daiei, Inc.

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

dlw 10/16

August 31, 2007 Summary of Consolidated Financial Statement (TRANSLATION)

October 12, 2007
The Daiei, Inc.
4-1-1, Minatojima Naka-machi
Chuo-ku, Kobe 650-0046, Japan
(URL http://www.daiei.co.jp/)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo, Osaka and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- We adopt Interim dividends system and unit stock system; 1 unit = 50 shares.
- Representative: Toru Nishimi President
- Inquiries relating to this announcement should be made to:
  Hideaki Shiraishi
  Divisional Manager
  Accounting Division
  Tel: +81-3-6388-7335
- Presentation of interim report: November 22,2007

1. Consolidated business results (from March 1, 2007 to August 31, 2007)

(1) Business results

	Operating revenues		Operating income		Ordinary income		Net income	
	[In millions of yen]		[In millions of yen]		[In millions of yen]		[In millions of yen]	
August 31, 2007	600,381	(10.7%)	5,155	(79.7%)	1,383	(92.9%)	46,033	244.7%
August 31, 2006	672,112	(22.3%)	25,450	41.9%	19,600	128.9%	13,353	(96.8%)
February 28, 2007	1,283,888	–	48,308	–	37,288	–	41,298	–

	Net income per share - basic	Net income per share - diluted
	[In yen]	[In yen]
August 31, 2007	232.50	–
August 31, 2006	67.43	67.35
February 28, 2007	208.58	208.47

Notes

(1) Percent indication of Operating revenues, Operating income, Ordinary income and Net income are rate of change for

August 31, previous year.

(2) Equity in earnings of investees [In millions of yen]

For the term ended August 31, 2007 142

For the term ended August 31, 2006 551

For the term ended February 28, 2007 872

(2) Financial condition

	Total assets	Net assets	Shareholders' Equity Ratio	Equity per Share - basic
	[In millions of yen]	[In millions of yen]		[In yen]
August 31, 2007	1,092,814	235,240	18.2%	1003.32
August 31, 2006	1,235,598	161,021	10.2%	634.19
February 28, 2007	1,139,409	188,659	13.4%	773.01

Note

Shareholders' equity [In millions of yen]

For the term ended August 31, 2007 198,648

For the term ended August 31, 2006 125,569

For the term ended February 28, 2007 153,052

(3)Statement of cash flows [Increase (Decrease) in cash] [In millions of yen]

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of term
August 31, 2007	1,114	89,501	(103,336)	113,629
August 31, 2006	(7,516)	31,944	(51,142)	142,622
February 28, 2007	(12,053)	148,198	(179,122)	126,359

2. Statement of dividends [In yen]

	Dividends per share		
(Record date)	Interim end of year	End of year	Full-year
For the year ended February 28, 2007	—	—	—
For the year ending February 28, 2008	—	—	—
For the year ending February 29, 2008 (Forecast)	—	—	

3. Forecast of consolidated operations for the year ending February 29, 2008:

	Operating revenues	Operating income	Ordinary income
	[In millions of yen]	[In millions of yen]	[In millions of yen]
February 29, 2008	1,200,000 (6.5%)	16,000 (66.9%)	7,000 (81.2%)

	Net income	Net income per share - basic
	[In millions of yen]	[In yen]
February 29, 2008	48,000 16.2%	242.43

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for February 28, 2007.

4. Others

(1)Changes of consolidated subsidiaries [Specific subsidiaries' changes affecting consolidation] : none

(2)Changes of accounting principles, procedure, and expressions for consolidated financial statements

① We have changes caused by amendment of accounting principles.

② Changes except above : none

(3)Number of outstanding common shares [In thousands of shares]

	August 31, 2007	August 31, 2006	February 28, 2007
Outstanding shares (including treasury shares)	122,598	99,305	99,305
Treasury shares	1,048	1,041	1,044

(Reference) Summery of unconsolidated business results

1. Unconsolidated business results (from March 1, 2007 to August 31, 2007)

(1) Business results

	Operating revenues	Operating income	Ordinary income	Net income
	[In millions of yen]	[In millions of yen]	[In millions of yen]	[In millions of yen]
August 31, 2007	417,340 (5.9%)	1,043 18.5%	684 126.5%	47,337 310.2%
August 31, 2006	443,579 (27.6%)	880 —	302 —	11,539 (97.1%)
February 28, 2007	869,892 —	4,132 —	1,104 —	39,195 —

	Net income per share - basic
	[In yen]
August 31, 2007	238.55
August 31, 2006	58.03
February 28, 2007	197.00

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for August 31, previous year.

(2) Financial condition

	Total assets	Net assets	Shareholders' Equity Ratio	Equity per Share - basic
	[In millions of yen]	[In millions of yen]		[In yen]
August 31, 2007	499,617	197,179	39.5%	993.64
August 31, 2006	694,897	122,257	17.6%	616.06
February 28, 2007	553,349	149,847	27.1%	755.11

Note

Shareholders' equity	[In millions of yen]
For the term ended August 31, 2007	197,179
For the term ended August 31, 2006	122,257
For the term ended February 28, 2007	149,847

2. Forecast of unconsolidated operations for the year ending February 29, 2008 :

	Operating revenues	Operating income	Ordinary income
	[In millions of yen]	[In millions of yen]	[In millions of yen]
February 29, 2008	840,000 (3.4%)	5,000 21.0%	3,000 171.7%

	Net income	Net income per share - basic
	[In millions of yen]	[In yen]
February 29, 2008	48,000 22.7%	241.89

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for February 28, 2007.

*As the above forecasts are based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

END